Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-6809

August 18, 2014

WRITER’S DIRECT LINE

(212) 838-5030

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

RE:	Atrinsic, Inc.
Form 10-12G
Filed July 2, 2014
File No. 000-51353

Dear Sirs:

This letter is being provided on behalf of Atrinsic, Inc. (the “Company”) in response to the Staff’s comment letter dated August 1, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”). The responses below are keyed to the number of each comment in the Comment Letter. For the convenience of the Staff’s review, we copied the Staff’s comment (in bold) in the letter above each response thereto. All page references in the responses below are to Amendment No. 1 to the Registration Statement, which is being filed today.

General

1.	Your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. Please note that we may continue to comment on your registration statement after the effective date.

The Staff’s comment is noted.

Business, page 3

2.	We note that you disclose in your business discussion various elements of your business plan. For example, we note your Revenue Model on page 8, your Growth Strategy on page 8 and Technology, Research and Development on page 12. Please augment your discussions to pull all these elements together in a manner that allows a reader to understand what milestones you need to obtain to become a profitable enterprise, how long it will take to achieve those milestones, how much activity on your website you need in order to become profitable, how much capital you will need to achieve those milestones and as you have disclosed in your liquidity disclosure that you have eight months of working capital, how you plan to obtain additional capital. For example, we note on page on page 14 under the caption “Current Progress” you detail several milestones you have achieved but your discussion is not tied to your revenue model so it is difficult to understand the relationship of these milestones to your revenue model. In this regard, please ensure that you discuss that part of your strategy is to focus on product innovation and user engagement over short-term operating results as you have stated in your second risk factor from the top on page 25.

Securities and Exchange Commission	Morse, Zelnick, Rose & Lander, LLP
Re: Atrinsic, Inc.
August 18 2014
Page 2

The disclosure in the Registration Statement has been revised to address your comment. Please see page 3.

3.	Please discuss your auditor’s going concern opinion in your business overview disclosure.

As per your comment, the overview references the going concern qualification raised by the Company’s auditors. Please see page 3.

4.	Please disclose in your business overview, if accurate, that Momspot is a new website and has generated minimal revenues to date.

As per your comment, the overview provides that Momspot is a relatively new website and has only generated minimal revenues to date. Please see page 3.

5.	Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. In this regard, we note that you have provided footnotes to the supporting materials for your statements. We note the following examples:

•	Interactive Advertising Bureau Advertising Revenue Report, 2011, page 4;

•	BabyCenter US Mom Market, page 5;

•	Simmons Market Research Bureau, Study of Media and Markets, page 5; and

•	The U.S. Mom Market Report; Silver Stork Research & Packaged Facts, page 5.

These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

As per your request, the Company, under separate cover, is providing you with copies of the reports or studies cited in support of the market data referenced on pages 4 and 5 of the Registration Statement. However, please note that, as a result of its review, the Company decided to delete some of the qualitative and comparative statements and the references in the footnotes.

Securities and Exchange Commission	Morse, Zelnick, Rose & Lander, LLP
Re: Atrinsic, Inc.
August 18 2014
Page 3

Competition, page 10

6.	We note in the first bullet point on page 11 the statement: “We own valuable internet real estate, technical capabilities and a unique and trademarked brand name that has the potential to become extremely popular, giving us the ability to target and attract this large and valuable market segment.” Please disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

Additional disclosure has been added to reflect that the statements are based on management’s belief and the basis for that belief. Please see page 11.

Risk Factors, page 17

7.	Please include a risk factor that address the risk that the holders of Series A Preferred Stock can vote on matters submitted to shareholders on an as converted basis and, with 4,600,000,000 shares, they have the ability to determine the outcome of any matter submitted to shareholders.

As noted in note 7 to the Principal Stockholders table (pages 39-40), the voting rights of the holders of the Series A Preferred Stock is limited to such number of shares as shall 9.99% of the total number of outstanding shares entitled to vote. As such, they cannot, singly or jointly, by themselves to determine the outcome of any matter submitted to shareholders. In addition, please note the holders of the Series A Convertible Preferred Stock are two unrelated entities.

Management’s Discussion and Anal ysis . . ., pa ge 32

Liquidity and Capital Resources, page 33

8.	You state that your best estimate of additional funding required is between $300,000 and $400,000 before you generate sufficient cash flow to sustain operations. You also state that given your projected expenditures, you have approximately eight months of working capital. Your disclosure at the bottom of page 17 states that you have approximately four months of working capital and your disclosure at the bottom of page 36 states you have approximately six months of working capital. Please ensure your disclosures are consistent with each other. Furthermore, you state on page 36 that your cash burn rate will be approximately $12,000 a month beginning May 2014. Please reconcile this rate to your $300,000 to $400,000 funding requirements.

The disclosure has been updated and revised. Please see pages 17, 33 and 36.

Securities and Exchange Commission	Morse, Zelnick, Rose & Lander, LLP
Re: Atrinsic, Inc.
August 18 2014
Page 4

9.	We note Momspot will need an additional $300,000 to $400,000 of capital. Please disclose how you propose to raise this capital. In doing so, please address whether Momspot could issue additional equity, such that your 51% equity interest in Momspot would be diluted, and as necessary, please add appropriate risk factor disclosure.

In terms of the Company’s capital needs, the disclosure has been updated and revised. Please see pages 17, 33 and 36. In addition, additional disclosure has been added to the effect that the Company has not made any determination as to how it will raise the capital required to fund operations until Momspot achieves profitability. Finally, it is anticipated that any debt or equity financing consummated will be at the Company level, where there is a public market for the equity or equity-linked securities sold. There is no present intention to sell any equity interest in Momspot that would reduce the Company’s 51% interest in Momspot.

Security Ownership of Certain Beneficial Owners and Management, page 39

10.	In order to provide a full disclosure of the ownership of the company, in the footnotes please include the number of Series A Preferred Stock held by each shareholder.

The requested information has been added as per your comment. Please see note 7 on page 40.

Market P rice o f and Divi dends on the Re gistrant’s Common Equit y and Rel ated Stockholder Matters, page 43

11.	We note that there are 275,000,000 outstanding options issued to officers and directors. Please provide the disclosure required under Item 201(d) of Regulation S-K.

The disclosure required under Item 201(d) of Regulation S-K has been added per your comment. Please see page 43. Please note, that the disclosure required under Item 201(d) of Regulation S-K is as of the end of the most recent fiscal year. At the time the Form 10 was initially filed, the most recent fiscal year-end for the Company was June 30, 2013 and as of that date there were no outstanding options. The table included in Amendment No. 1 in response to Item 201(d) of Regulation S-K is of June 30, 2014 even though the June 30, 2014 financial statements are not included in the Registration Statement.

Financial Statements, page F-1

Financial Statements for the Years Ended June 30, 2013 and 2012, page F-2

Consolidated Statements of Operations, page F-4

12.	Please tell us whether you incurred any reorganizational items during the years ended June 30, 2013 and 2012. If you incurred reorganization items, please report them separately in your statement of operations in accordance with ASC 852-10-45-9. To the extent you have reorganizational items, please ensure these items are disclosed separately on the statement of cash flows. Refer to ASC 852-10-45-13.

Securities and Exchange Commission	Morse, Zelnick, Rose & Lander, LLP
Re: Atrinsic, Inc.
August 18 2014
Page 5

The Company did incur reorganization items for the year ended June 30, 2013. The statement of operations and statement of cash flows have each been revised accordingly. Please see pages F-4 and F-7.

Very truly yours,

/s/ KENNETH S. ROSE

Kenneth S. Rose